October 4, 2013

BY EDGAR, OVERNIGHT COURIER AND EMAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-4628
Attention: Jenifer Gallagher

Re:	Helix Energy Solutions Group, Inc.
Form 10-K for the Fiscal Year ended December 31, 2012
Filed February 22, 2013
File No. 001-32936

Dear Ms. Gallagher:

In its letter dated September 25, 2013, the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) provided to Helix Energy Solutions Group, Inc. (the “Company”) comments (the “Comments”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”).

Set forth below are the responses by the Company to the Staff’s Comments.  The following numbered paragraphs repeat the Comments for your convenience, followed by our responses to those Comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Selected Financial Date, page 35

Non-GAAP Financial Measures, page 36

1.
We note you present the non-GAAP measure, Adjusted EBITDA from discontinued operations.  Tell us why you have not reconciled this measure to the GAAP measure, Income (loss) from discontinued operations, net of tax.

Response:

In addressing this comment we first want to acknowledge the requirement to reconcile any Non-GAAP measure to its corresponding GAAP measure as promulgated by Regulation G.  In preparing our Form 10-K and other periodic report filings it should be noted we have adhered to Regulation G and provided the required reconciliations of our Non-GAAP measures to their corresponding GAAP measures.   As noted throughout our 2012 Form 10-K, we were confronted with a number of disclosure requirements related to the disposition of our oil and gas business, which occurred in February 2013.  In considering the reconciliation requirement, we first considered that discontinued operations are reported

Securities and Exchange Commission
October 4, 2013

as a single line item, net of tax, on the face of the Consolidated Statements of Operations as required under generally accepted accounting principles.

Separately, the decision to include the Adjusted EBITDAX measure from discontinued operations was to provide investors and readers of our financial information a measure that was consistent with our previously reported historical consolidated amounts.  This decision was based on our understanding and appreciation that users of our financials have historically been interested in understanding the results of our oil and gas services operations separate from our oil and gas exploration and production operations.  Our decision to include this measure of Adjusted EBITDAX from discontinued operations was based on this understanding as the sale of our oil and gas operations was not completed until February 2013.

Last, in footnote (2) to the Non-GAAP reconciliation table, we directed the reader to Note 3 to the “Notes to Consolidated Financial Statements,” which includes financial information associated with our discontinued oil and gas operations.  We believed that this information would effectively provide reconciliation to the measure of Adjusted EBITDAX from discontinued operations. Prospectively, should we elect to continue to provide this supplementary measurement of Adjusted EBITDAX from discontinued operations, we would include the following reconciliation as an addition to footnote (2) to our reconciliation table of our Non-GAAP measures:

	2012	2011	2010	2009	2008
Net income (loss) from discontinued operations	23,684	95,221	(106,657)	55,442	(730,132)
Adjustments:
Income tax provision (benefit)	13,420	51,709	(58,764)	26,955	(11,014)
Net interest expense and other	28,191	25,558	19,687	19,725	46,225
Depreciation and amortization	158,284	219,915	235,243	166,657	223,546
Asset impairment charges	138,628	112,636	176,089	120,550	919,986
Exploration expenses	3,295	10,914	8,276	24,383	32,926
EBITDAX from discontinued operations	365,502	515,953	273,874	413,712	481,537
Adjustments:
Loss (gain) on sale of assets,net	1,714	(4,531)	(287)	(1,949)	(73,136)
Asset retirement costs	—	(21,713)	(3,495)	(48,178)	(13,031)
Other discontinued operations	—	—	(16)	(290)	3,242
ADJUSTED EBTIDAX	367,216	489,709	270,076	363,295	398,612

Securities and Exchange Commission
October 4, 2013

2.
On page 36 you state that you “arrive at the measure of Adjusted EBITDA from continuing operations by deducting the non-controlling interests related to the adjustment components of EBITDA and the gain or loss on the sale of assets.”  However, it appears you have also adjusted for the unrealized loss on commodity derivative contracts in your calculation of Adjusted EBITDA from continuing operations.  Please explain your reasons for this adjustment and reconcile the adjustment amount to the non-hedge loss on commodity derivative contracts reported on your Statements of Operations for the fiscal year ended December 31, 2012.  Finally, tell us why Adjusted EBITDA in your Form 10-Q for the period ended June 30, 2013 does not include the loss on commodity derivative contracts shown in the Statements of Operations for that period.

Response:

We adjust for “unrealized loss on commodity derivative contracts” in our measure of Adjusted EBITDA from continuing operations on the basis that this amount represents a non-cash adjustment to our commodity derivative contracts that would be cash settled in the future.   The mark-to-market loss associated with our commodity derivative contracts occurred in December 2012 when we announced that we had entered into an agreement for the sale of our oil and gas subsidiary, Energy Resource Technology GOM, Inc. (“ERT”), at which time we concluded that our commodity derivative contracts no longer qualified for hedge accounting treatment.    Furthermore, since the commodity derivative contracts were not going to be included in the sale of ERT, we determined that any future effect of settling these contracts would be a component of our continuing operations.    In determining that unrealized gains or losses on commodity derivative contracts would be an adjustment in our measure of Adjusted EBITDA from continuing operations, we considered that historically our commodity derivative contracts were reflected in our results of operations only when the gains or losses associated with them were realized.  In December 2012, upon the discontinuation of hedge accounting treatment following the announcement of the pending sale of ERT, the mark-to-market requirement associated with the future settlement of the remaining commodity derivative contracts was introduced.  The amount of this estimated unrealized gain or loss continued to fluctuate until the remaining commodity derivative contracts were settled and the losses were realized.   Once the gain or in this case the losses are realized we believe that amount is no longer a reconciling item in our Non-GAAP measure of Adjusted EBITDA from continuing operations.  Separately, we have observed that unrealized gain or loss on commodity derivative contracts is a common reconciling item in many oil and gas companies’ definition of the Non-GAAP measure of EBITDA.  A reconciliation between the amount included in our Non-GAAP measure of Adjusted EBITDA from continuing operations and the amount shown in the line item titled “Non-hedge loss on commodity derivative contracts” on the face of our Consolidated Statements of Operations is as follows (in thousands):

Securities and Exchange Commission
October 4, 2013

Unrealized loss on commodity derivative contracts (a)	$(9,977)
Realized loss on commodity derivative contracts (b)	(530)
Non hedge loss on commodity derivative contracts	$(10,507)

(a) Amount of mark-to-market loss associated with existing commodity derivative contracts with settlement dates subsequent to December 31, 2012.

(b) Amount of loss on commodity derivative contracts settled in December 2012 following discontinuation of hedge accounting treatment for our remaining commodity derivative contracts.

The absence of any amount for unrealized loss on commodity derivative contracts from our measure of Adjusted EBITDA from continuing operations for the three-month and six-month periods ended June 30, 2013 reflects the settlement of all our remaining commodity derivative contracts in the first quarter of 2013, with the substantial majority of these being settled subsequent to the closing of the sale of ERT on February 6, 2013.  There was no unrealized mark-to-market gain or loss associated with our commodity derivative contracts during any of the first two reporting periods in 2013.  All of the reported losses associated with our commodity derivative contracts were realized losses.

Financial Statements, page 61

Note 3 – Oil and Gas Properties, page 83
Derivative Instruments and Hedging Activities, page 85

3.
We note that you de-designated all of the oil and natural gas derivative contracts that were utilized as hedging instruments prior to your agreement to sell ERT, and reported the mark-to-market loss on the unsettled contracts as a component of income (loss) from continuing operations.  Although we understand the hedging contracts were not part of the sale of ERT, since you acquired these instruments to achieve a more predictable cash flow associated with the operations of ERT, please explain why the derivative accounting is not also portrayed as discontinued operations, along with the ERT disposal group.  Please clarify the extent to which any other derivative activity related to the oil and gas operations of ERT has been reported outside of discontinued operations.  Finally, tell us why you have disclosed that this loss was previously reported within discontinued operations prior to the announcement of the sale of ERT, as this is not apparent.

 Response:

To address the Staff’s concerns set forth in its comment No. 3, we believe it appropriate to summarize the circumstances underlying the accounting for our commodity derivative contracts as the announced agreement to sell ERT significantly affected the accounting presentation of the effects associated with these contracts.   As the Staff appropriately understood from our disclosures, we entered into these commodity derivative contracts as cash flow hedges to achieve a more predicable cash flow from our oil and gas production.  Prior to the announcement in December 2012 of the proposed sale of ERT, we applied cash flow hedge accounting for our commodity derivative contracts and as such, they

Securities and Exchange Commission
October 4, 2013

were reported as a component of our revenues when physically settled, whereas the unrealized gains and losses associated with the remaining open commodity derivative contracts were reflected as a component of our accumulated comprehensive income (loss).  Accordingly, all of the historical impact of the hedging activity associated with our settled commodity derivative contracts prior to the announcement of the pending sale of ERT is presented within discontinued operations in the Consolidated Statements of Operations.  This presentation is consistent with the contracts being completely associated with our oil and gas business that was in the process of being sold.

           In December 2012, we announced the definitive agreement to sell ERT, which resulted in the de-designation of all of our remaining open commodity derivative contracts as hedging instruments as we no longer were able to accurately forecast the future oil and natural gas production necessary to support the remaining open commodity derivative contracts.   As a result of this de-designation of the remaining commodity derivative contracts as hedging instruments, we were then subject to the required mark-to-market adjustments for future changes in the estimated fair value of the contracts.   Since these contracts were explicitly excluded from the terms of the pending sale of ERT, we believed the future settlement of the remaining commodity derivative contracts would most appropriately be included as a component of our continuing operations despite originally being associated with our oil and gas exploration and production business.  We believe this accounting treatment is consistent with the requirements of ASC 205-10-05-03 associated with the presentation of discontinued operations, which require that the asset in question must either be disposed of/sold or otherwise meet the qualifications for being classified as an asset held for sale, as defined in ASC 205-20-55-3.    Because our commodity derivative contracts did not meet either of those criteria we concluded that these contracts were a component of our continuing operations until such time they were ultimately cash settled, which occurred in the first quarter of 2013 with the substantial majority of these settlements occurring subsequent to the sale of ERT on February 6, 2013.

We did not have any other derivative activity that was directly associated with our oil and gas exploration and production business.

Securities and Exchange Commission
October 4, 2013

In connection with responding to the Comments above, we acknowledge that:

·	we are responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (281) 618-0431.

Very truly yours,

/s/ Anthony Tripodo

Anthony Tripodo, Executive Vice President
and Chief Financial Officer

cc:	Karl Hiller (Branch Chief-Securities and Exchange Commission)
Kimberly Calder (Assistant Chief Accountant-Securities and Exchange Commission)
Marty Hall (Helix)
Alisa Johnson (Helix)